Exhibit 99.1

China Sunergy Announces Fourth Quarter and Full Year 2011 Financial Results

Quarterly and Annual Shipments Exceed Guidance

NANJING, China, March 16, 2012 - China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy” or “the Company”), a specialized solar cell and module manufacturer, today announced its financial results for the fourth quarter and full year ended December 31, 2011. The quarterly results reflected a combination of industry-wide factors such as a peak in European installation activity, and company-specific factors including continued declines in average selling price (“ASP”) and goodwill write-downs.

Fourth Quarter 2011 Financial Highlights

•	Total revenue was US$110.8 million, a decrease of 24.0% over the third quarter of 2011 and a decrease of 34.7% over the fourth quarter of 2010.

•	Shipments totaled 116.8MW (116.4MW of which were module shipments) in the fourth quarter of 2011, representing a 0.5% increase over the third quarter of 2011. This is the Company’s highest quarterly shipment volume recorded to date and it exceeds the Company’s guidance of between 95MW and 110MW.

•	ASP per watt for the Company’s solar modules was US$0.94, down 25.4% since the third quarter of 2011.

•	Gross profit was US$0.2 million, and gross margin turned positive to 0.2%.

•	GAAP net loss was US$49.6 million. Adjusted non-GAAP[1] net loss was US$34.8 million in the fourth quarter of 2011, with an adjusted non-GAAP margin of negative 31.4%.

•	GAAP net loss per ADS[2] was US$3.71 on both a basic and a diluted basis, compared to a net loss per ADS of US$2.34 on both a basic and a diluted basis in the third quarter of 2011 and net income per ADS of US$1.15 on a basic and US$1.11 on a diluted basis in the fourth quarter of 2010. Adjusted non-GAAP net loss per ADS in the fourth quarter of 2011 was US$2.60 on both a basic and a diluted basis.

•	Operating cash inflow in the fourth quarter was US$27.9 million.

•	Cash Position: As of December 31, 2011, the Company had cash and cash equivalents of US$209.5 million.

[1]	The non-GAAP measures are adjusted to exclude an impairment of goodwill of US$14.8 million. Please refer to “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures” at the end of this press release.

[2]	On December 21, 2011, we changed the ADS ratio to ordinary shares, from one ADS representing six ordinary shares to one ADS representing 18 ordinary shares. The ratio change has the same effect as a one-for-three ADS consolidation. For ease of comparison, the net loss/income per ADS before December 21, 2011 has been retroactively adjusted to reflect the ADS to ordinary share ratio change that took effect on December 21, 2011.

Full Year Financial Highlights

•	Total net revenue was US$566.3 million, increasing by 9.5% over the previous year.
•	Shipments totaled 420.3MW (411.5MW of which were module shipments) in 2011, representing a year-on-year growth of 20.8% in terms of total volume in megawatts, and 6.1 times the module shipments of 2010. The total shipments exceeded our full year guidance of between 395MW and 410MW. For comparison, full year module shipments from China Sunergy, CEEG (Shanghai) Solar Science & Technology Co., Ltd. (“SST”) and CEEG (Nanjing) Renewable Energy Co., Ltd. (“NRE”) totaled 300.4MW including SST and NRE’s shipments before and after the acquisition in November 2010.

•	Gross profit for 2011 was US$1.8 million, a 98.0% decrease from 2010, and gross margin was 0.3% for the whole year.

•	GAAP net loss for 2011 was US$94.3 million, compared to a net income of US$51.7 million in 2010, and net margin was negative 16.7% for the full year. Adjusted non-GAAP net loss was US$79.5 million in 2011, with an adjusted non-GAAP margin of negative 14.0%.

•	GAAP net loss per ADS was US$7.05 on both a basic and a diluted basis, compared to a net income per ADS of US$3.87 on a basic and US$3.78 on a diluted basis in 2010. Adjusted non-GAAP net loss per ADS was US$5.94 on both a basic and a diluted basis in 2011.

Operational, Technological and Business Highlights in Fourth Quarter

•	First QSAR™[3] module shipments: China Sunergy delivered its first commercial shipment of 0.3MW QSAR™ modules to Switzerland’s Sunergic S.A. in October 2011. The QSAR™ modules are being launched on a trial basis exclusively to long-term customers to test market reactions.
•	QSAR™ modules awarded TÜV Certificates in December 2011: The TÜV certificates for the QSAR™ modules are valid for 5 years through November 16, 2016. The certificate is widely recognized across Europe and will allow China Sunergy to ramp up its sales of QSAR™ modules across the continent.
•	First UK shipments in December 2011: China Sunergy shipped 1.59MW in solar modules to Emotion Energy who, in partnership with Edison Energy, installed solar modules for 117 houses in a residential rooftop project in Faifley, Scotland for the Knowes Housing Association.

Mr. Stephen Cai, CEO of China Sunergy, commented: “China Sunergy’s fourth quarter results were in line with our expectations. Despite the difficult and volatile market conditions, we were able to achieve our quarterly and full year shipments by diversifying our sales into several emerging markets such as China, Australia and the U.K.. ASPs continued falling in the fourth quarter of 2011, and we expect this trend to continue in the first half of 2012. In 2012, we will solidify our position in the market by stringently controlling costs, improving product quality and efficiency, and satisfying customer needs. We believe we will maintain our position in Europe and expand our market share in high potential markets including India, China and Australia.”

Fourth Quarter & Full Year 2011 Financial Review

Total Revenue and Shipments

For the fourth quarter of 2011, revenue was US$110.8 million, a decrease of 24.0% over the third quarter of 2011. Revenue in 2011 was US$566.3 million, an increase of 9.5% over the previous year. The quarterly decrease in revenue was driven mainly by falling ASPs. During the fourth quarter of 2011, sales from modules amounted to US$109.3 million and accounted for 98.7% of total revenue.

Shipments for the fourth quarter were 116.8MW, including 116.4MW of solar modules. Total shipments in 2011 were 420.3MW (411.5MW of which were solar module shipments), which was 20.8% higher than the previous year and exceeded the Company’s most recent guidance.

[3]	QSAR™ is the official brand name of products previously referred to as Quasar

Gross Profit / Loss and Gross Margin

Gross profit for the fourth quarter was US$0.2 million. Gross margin was 0.2% for the fourth quarter of 2011, which was in line with the breakeven level that the Company previously estimated. For the full year of 2011, the gross profit was US$1.8 million with a gross margin of 0.3%.

ASP

Module ASP during the fourth quarter was US$0.94 per watt, declining from US$1.26 per watt in the third quarter of 2011. The module ASP in 2011 was US$1.36 per watt. This continued decline was mainly due to the imbalance of supply-demand throughout the value chain and clearing of high cost inventories in Europe.

Costs

In the fourth quarter of 2011, blended wafer costs were US$0.38 per watt, representing a sequential decrease of 29.6% over the third quarter of 2011. The prices of polysilicon and wafers are expected to continue to decline in 2012. Conversion costs of cells and modules manufactured in the fourth quarter of 2011 were US$0.23 and US$0.27 per watt respectively.

Operating Expense, Operating Profit/Loss and Net Income/Loss

SG&A expenses in the fourth quarter of 2011 were US$36.9 million, compared to US$16.2 million in the third quarter of 2011 and US$7.8 million in the fourth quarter of 2010. The increase was primarily due to a US$14.8 million impairment for goodwill associated with our acquisition of SST and NRE in November 2010, and also to US$9.3 million of bad debt provision accrued as a result of providing extended credit terms to, and accruing specific provisions for, certain customers.

GAAP operating expenses were US$39.1 million for the fourth quarter of 2011. Adjusted non-GAAP operating expenses were US$24.3 million for the fourth quarter of 2011, a 35.8% increase over the level of US$17.9 million in the third quarter of 2011. GAAP operating expenses were US$81.9 million for 2011. Adjusted non-GAAP operating expenses were US$67.0 million for 2011, an 154.6% increase from US$26.3 million in 2010. The full year increase was due to the expansion of operations, and primarily attributable to the module manufacturers the Company acquired in November 2010.

Losses from operations were US$38.9 million for the fourth quarter of 2011 and US$80.0 million for 2011. Our net loss was US$49.6 million for the fourth quarter of 2011 and US$94.3 million for 2011. Adjusted non-GAAP net loss was US$34.8 million for the fourth quarter of 2011 and US$79.5 million for 2011.

Inventory

Inventories at the end of the fourth quarter of 2011 reached US$44.0 million. Inventory levels for the fourth quarter of 2011 decreased 48.2% over the third quarter of 2011, and for the full year 2011 decreased 39.2% over 2010. The company intends to keep inventory levels as low as possible through 2012 by planning production strictly according to orders received and by streamlining production capacity.

Cash and Cash Flow

As of December 31, 2011, the Company had cash and cash equivalents of US$209.5 million. Net operating cash inflow was US$27.9 million for the fourth quarter. For the full year of 2011, the operating cash outflow was US$119.6 million, largely due to the net loss of US$94.3 million and an increase of US$98.1 million in accounts receivable as a result of providing extended credit terms to certain European customers.

Capital Expenditures

Capital expenditures were US$22.9 million for the fourth quarter of 2011 and US$53.3 million for 2011, primarily for the purchase of equipment associated with the expansion of the Company’s cell and module lines and its investment in a new R&D center.

Additional Company Updates Subsequent to Q4 2011

•	CFO appointment: In January 2012, China Sunergy formally appointed Mr. Yongfei Chen, previously the acting Chief Financial Officer of the Company, as the Chief Financial Officer.
•	Further market expansion in Central Europe: China Sunergy announced the execution of a 50MW sales contract with Bull PowerTech GmbH, and supplied 23MW of solar modules to SUNfarming Group, a solar distributor and project developer in Central Europe, including Austria and Germany.
•	India Solar Summit: China Sunergy sponsored, and CEO Stephen Cai spoke at, the India Solar Energy Summit on February 23-24, 2012 in New Delhi, India. This event offered a good chance to strengthen our relationships with industry leaders and the Indian government and to demonstrate China Sunergy’s commitment to helping India become a world leader in solar energy.
•	Warranty insurance: In March 2012, the Company adopted the PowerClip extended warranty insurance solution for its solar module products from PowerGuard Specialty Insurance Services. With this warranty insurance solution, China Sunergy offers its customers back-to-back coverage for 10-year warranties for defects in materials and workmanship, and a 25 year minimum power output warranty on substantially all of our solar module products sold worldwide.
•	Legal Proceeding: In December 2011, SolarMax Technology, Inc., (“SolarMax”) a California corporation, filed a complaint in the Superior Court of the State of California County of Los Angeles against the Company. The complaint alleges a breach of contract and intentional misrepresentation in connection with PV modules purchased by SolarMax from China Sunergy. SolarMax is seeking compensatory and actual damages in excess of US$20 million, punitive damages and attorneys’ fees and costs. China Sunergy (US) Clean Tech Inc. was served with a summons and complaint in January 2012. In February 2012, the Company filed a motion to compel arbitration through the China International Economic and Trade Arbitration Commission as required by the contract terms. The hearing is scheduled for April 6, 2012 in Los Angeles Superior Court.

First Quarter and Full Year 2012 Guidance

The Company believes that weak market demand and industry oversupply will continue to adversely affect its business in at least the first half of 2012, and the challenging conditions in the global solar market are expected to continue in 2012.

The Company estimates, to the best of its knowledge at this time, that first quarter shipments will be in the range of 70MW to 80MW. The Company expects gross margin to be around 1% and forecasts a net loss in the first quarter. For the full year 2012, the Company estimates its total shipments to be approximately 500MW to 550MW.

Conference Call

China Sunergy’s management will host an earnings conference call on Friday, March 16, 2012 at 8:00 a.m. Eastern Time (Friday, March 16, 2012 at 8:00 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss financial highlights of the fourth quarter and full year 2011 and answer questions.

To access the conference call, please dial:

United States toll-free:	+1 866 519 4004
International:	+65 6723 9381
Singapore:	6723 9381
China:	800 819 0121 (Domestic) / 400 620 8038 (Domestic Mobile)
Hong Kong:	+852 24750994

Please ask to be connected to Q4 2011 China Sunergy Co., Ltd. Earnings Conference Call and provide the following passcode: 57128743.

China Sunergy will also broadcast a live audio webcast of the conference call. The broadcast will be available for 7 days by visiting the “Investor Relations” section of the company’s web site at http://www.chinasunergy.com

Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free:	+1 866 214 5335
International:	+6 128 235 5000

The passcode for replay participants is: 57128743. The telephone replay also will be archived on the “Investor Relations” section of the company’s website for seven days following the earnings announcement.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. is a specialized manufacturer of solar cell and module products in China. China Sunergy manufactures solar cells from silicon wafers, which utilize crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect, and assembles solar cells into solar modules. China Sunergy sells these solar products to Chinese and overseas module manufacturers, system integrators, and solar power systems for use in various markets. For more information, please visit our website at http://www.chinasunergy.com.

Use of Non-GAAP Financial Measures

To supplement China Sunergy's consolidated financial results presented in accordance with GAAP, China Sunergy uses the following measures defined as non-GAAP financial measures by the SEC: net income (loss) excluding goodwill impairment, margin excluding goodwill impairment, basic and diluted net income (loss) per ADS excluding goodwill impairment and operating expenses excluding goodwill impairment. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned "Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures" set forth at the end of this release. China Sunergy believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. The Company expects to provide net income (loss) on a non-GAAP basis using a consistent method on a quarterly basis going forward. A limitation of using non-GAAP net income (loss) excluding goodwill impairment, non-GAAP margin excluding goodwill impairment, basic and diluted net income (loss) per ADS excluding goodwill impairment and operating expenses excluding goodwill impairment is that these non-GAAP measures exclude goodwill impairment that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amount(s) excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

Investor and Media Contacts:

China Sunergy Co., Ltd.

Elaine Li

Phone: + 86 25 5276 6696

Email: Elaine.li@chinasunergy.com

Brunswick Group

Hong Kong Ginny Wilmerding Phone: + 852 3512 5000 Email: csun@brunswickgroup.com	Hong Kong Annie Choi Phone: + 852 3512 5000 Email: csun@brunswickgroup.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings, including the ultimate outcomes of SolarMax legal proceedings and any decisions by the ITC and DOC on the petitions filed; the economic slowdown in China and elsewhere and its impact on the Company's operations; demand for and selling prices of the Company’s products, the future trading of the common stock of the Company; the ability of the Company to operate as a public Company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company's ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

The following financial information is extracted from the Company’s condensed consolidated financial statements for the respective periods.

China Sunergy Co., Ltd.

Unaudited Condensed Consolidated Income Statement Information

(In US$ ’000, except share and per share data)

	For the 3 months ended
	Dec 31, 2011	Sep 30, 2011	Dec 31, 2010

Sales to third parties	109,770	143,116	114,082
Sales to related parties	1,050	2,682	55,478
Total sales	110,820	145,798	169,560
Cost of goods sold	(110,581)	(165,703)	(142,451)
Gross profit	239	(19,905)	27,109
Operating expenses:
Selling expenses	(5,756)	(4,458)	(2,655)
General and administrative expenses	(31,109)	(11,746)	(5,168)
Research and development expenses	(2,245)	(1,694)	(987)
Total operating expenses	(39,110)	(17,898)	(8,810)
Income(loss) from operations	(38,871)	(37,803)	18,299
Interest expense	(9,494)	(6,969)	(2,619)
Interest income	334	1,135	428
Other income/(expenses), net	(7,209)	1,149	(1,473)
Changes in fair value of derivatives	370	2,039	1,294
Income(loss) before income tax	(54,870)	(40,449)	15,929
Income tax benefit(expense)	5,274	9,168	(516)

Net income(loss)	(49,596)	(31,281)	15,413

Net income(loss) per ADS
Basic	($3.71)	($2.34)	$1.15
Diluted	($3.71)	($2.34)	$1.11

Weighted average ADS outstanding
Basic	13,372,292	13,372,292	13,372,292
Diluted	13,372,292	13,372,292	14,564,704

	For the Year Ended
	December 31
	2011	2010

Sales to third parties	556,122	250,957
Sales to related parties	10,170	266,262
Total sales	566,292	517,219
Cost of goods sold	(564,474)	(424,917)
Gross profit	1,818	92,302
Operating expenses:
Selling expenses	(19,149)	(5,467)
General and administrative expenses	(55,989)	(17,518)
Research and development expenses	(6,718)	(3,346)
Total operating expenses	(81,856)	(26,331)
Income/(loss) from operations	(80,038)	65,971
Interest expense	(23,458)	(9,065)
Interest income	2,505	1,162
Other (expenses)/income, net	(1,900)	(3,687)
Changes in fair value of derivatives	(5,174)	2,920
Income/(loss) before income tax	(108,065)	57,301
Income tax (expense)/benefit	13,772	(5,567)

Net income/(loss)	(94,293)	51,734

Net income/(loss) per ADS
Basic	($7.05)	$3.87
Diluted	($7.05)	$3.78

Weighted average ADS outstanding
Basic	13,372,292	13,363,656
Diluted	13,372,292	14,556,068

China Sunergy Co., Ltd

Unaudited Condensed Consolidated Balance Sheet Information

(In US$ ’000, except share and per share data)

	Dec 31, 2011	Dec 31, 2010
Assets
Current Assets
Cash and cash equivalents	209,479	106,468
Restricted cash	84,435	84,988
Accounts receivable, net	152,286	65,581
Other receivable, net	46,646	22,775
Project assets	9,204	-
Income tax receivable	2,604	-
Inventories, net	43,978	72,335
Advance to suppliers, net	5,419	8,503
Amount due from related parties	634	42,578
Current deferred tax assets	6,416	3,941
Other current assets	249	428
Total current assets	561,350	407,597
Property, plant and equipment, net	164,535	111,629
Prepaid land use rights	23,360	11,042
Deferred tax assets	17,598	3,118
Intangible assets	4,839	7,626
Goodwill	-	14,806
Restricted cash-collateral account	1,654	18,522
Amount due from related parties-non current	29,622	-
Other long-term assets	6,951	3,739
Total assets	809,909	578,079

Liabilities and equity
Current liabilities
Short-term bank borrowings	322,216	139,530
Accounts payable	47,720	51,646
Notes payable	56,206	31,634
Accrued expenses and other current liabilities	14,037	14,287
Amount due to related parties	57,610	2,463
Income tax payable	-	6,162
Current defered tax libility	786	654
Total current liabilities	498,575	246,376
Collateral account payable	1,654	18,522
Convertible bond payable	27,500	44,000
Long-term debt	125,439	30,199
Accrued warranty costs	14,763	8,631
Other liabilities	2,891	3,542
Total liabilities	670,822	351,270

Equity:
Ordinary shares: US$0.0001 par value; 267,287,253 shares issued outstanding as of December 31, 2011 and December 31, 2010.	27	27
Additional paid-in capital	185,367	185,475
Accumulated profit(deficit)	(81,006)	13,286
Accumulated other comprehensive income	34,699	28,021
Total equity	139,087	226,809
Total liabilities and equity	809,909	578,079

Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures

(In US$ ’000)

	For the 3 months ended
	Dec 31, 2011	Sep 30, 2011	Dec 31, 2010

GAAP Net loss	(49,596)	(31,281)	15,413
Impairment of goodwill	14,807	-	-

Non-GAAP Net loss	(34,789)	(31,281)	15,413

Non-GAAP Net loss per ADS
Basic	($2.60)	($2.34)	$1.15
Diluted	($2.60)	($2.34)	$1.11

Weighted average ADS outstanding
Basic	13,372,292	13,372,292	13,372,292
Diluted	13,372,292	13,372,292	14,564,704

	For the Year Ended
	December 31
	2011	2010

GAAP Net loss	(94,293)	51,734
Impairment of goodwill	14,807	-

Non-GAAP Net loss	(79,486)	51,734

Non-GAAP Net loss per ADS
Basic	($5.94)	$3.87
Diluted	($5.94)	$3.78

Weighted average ADS outstanding
Basic	13,372,292	13,363,656
Diluted	13,372,292	14,556,068